1775 I Street, N.W.
Washington, DC  20006-2401
+1  202  261  3300  Main
+1  202  261  3333  Fax
www.dechert.com

THOMAS FRIEDMANN

thomas.friedmann@dechert.com
+1  202  261  3313  Direct
+1  202  261  3016  Fax

May 5, 2009

VIA EDGAR AND OVERNIGHT DELIVERY

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549
Attention:  John Reynolds and Louis Rambo

Re:           Buckeye Technologies Inc.
Form 10-K for the Fiscal Year Ended June 30, 2008
File No. 001-14030

Ladies and Gentlemen:

On behalf of our client, Buckeye Technologies Inc. (the “Company”), and in follow up to the conversation of my colleague, William Tuttle, with Ryan Milne of the staff of the Securities and Exchange Commission (the “Commission”) earlier today, we hereby inform you that the Company intends to respond to the comments raised by the staff of the Commission in the letter dated April 22, 2009 from Mr. John Reynolds, Assistant Director, to Mr. John B. Crowe, Chief Executive Officer of the Company, regarding the Company’s Annual Report on Form 10-K for its fiscal year ended June 30, 2008, as filed on August 27, 2008, no later than May 13, 2009.

If you have any questions, please feel free to contact the undersigned by telephone at 220.261.3313 (or by facsimile at 202.261.3333) or William Tuttle at 202.261.3352 (or by facsimile at 202.261.3333).  Thank you for your cooperation and attention to this matter.

Very truly yours,

/s/ Thomas J. Friedmann

Thomas J. Friedmann